Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Canetic Resources Trust - Peters & Co. 2007 North American Oil & Gas
    Conference Webcast - September 11, 2007

    CALGARY, Sept. 10 /CNW/ - Notification of Peters & Co. 2007 North
American Oil & Gas Conference Webcast event:

    Canetic Resources Trust (TSX: CNE.UN.) (NYSE: CNE)
    Peters & Co. 2007 North American Oil & Gas Conference Webcast
    September 11, 2007, 1:00 PM ET

    To listen to this Webcast event, please enter
http://www.newswire.ca/webcast/pages/peters20070911/ in your web browser.

    For a complete listing of upcoming and archived webcasts available through CNW Group, please visit our events calendar at
http://www.newswire.ca/en/webcast/index.cgi. CNW's webcast of earnings calls is consistent with Market Regulation Services Inc. (RS) objectives of providing investors with material information broadly and quickly.

    %CIK: 0001349237

    /For further information: Canetic investor relations by email at:
Info(at)canetictrust.com or toll free telephone at 1-877-539-6300/
    (CNE.UN. CNE)

CO:  CNW Webcasts; Canetic Resources Trust

CNW 21:50e 10-SEP-07